The Norman Law Firm PLLC

-ATTORNEYS AND COUNSELORS AT LAW-

A PROFESSIONAL LIMITED LIABILITY COMPANY

8720 Georgia avenue, suite 1000

SILVER SPRING, MD 20910

tel:(301)588-4888; FAX:(301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

November 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Alan Campbell

Office of Life Sciences 450 Fifth Street, N.W

Washington, D.C. 20549

Re:Acceleration Request for The Cannaisseur Group, Inc.

Registration Statement on Form S-1

File No. 333-262710

Dear Mr. Campbell,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Cannaisseur Group, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on November 13, 2023 at 9:00 a.m. or as soon as practicable thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such information may be made by any officer of the Registrant or Attorney Elton F. Norman.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would soon inform Elton F. Norman, Esquire at The Norman Law Firm, PLLC via telephone at (301) 675-1823 or via email at enorman@normanlawfirm.net.

The Cannaisseur Group, Inc.

		By:	/s/ Floretta Gogo
Floretta Gogo, Chief Executive Officer

cc:	Elton F. Norman
The Norman Law Firm, PLLC

1629 K Street NW Suite 300 Washington, D.C. 20006

Tel: 202-508-1442 Fax: 202-3313759